Mainstream Entertainment

11637 Orpington St.

Orlando, FL 32817

Tel. (407) 353-0569

November 3, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

Mainstream Entertainment, Inc. ("Registrant")

Registration Statement S-1/A

Filed October 27, 2011

File No. 333-172924

Dear Mr. Webb:

Mainstream Entertainment, Inc., as Registrant, hereby requests acceleration of the effectiveness of its registration statement on Form S-1/A (Commission File Number 333-172924) to 1:00 o'clock P.M. EST, Monday, November 7, 2011, or as soon as is practical.

The Registrant acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAINSTREAM ENTERTAINMENT, INC.

/s/ Charles Camorata

______________________________________

By:  Charles Camorata

Title: President